NEWS RELEASE

Crosshair Continues Toward NI 43-101 Resource Estimate at Juniper Ridge

November 23, 2011	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Energy Corporation (NYSE Amex: CXZ) (TSX: CXX) is pleased to announce the successful completion of its 2011 drill program at the Juniper Ridge uranium project in southwest Wyoming. The 2011 program of 400 mud rotary holes, totaling 78,253 feet, has confirmed the historical data from the property which indicated 5.2 million tons of uranium, grading 0.067% U3O8 for a total of 6.97 million pounds of uranium. Results from the 2011 program, including this final set of 48 holes, are currently being evaluated by independent contractor, BRS, Inc. of Riverton, WY, in order to complete an NI 43-101 complaint initial Resource Estimate on Juniper Ridge by Q4 2011. The results from this initial Resource Estimate will then be used to complete a Preliminary Economic Assessment (PEA) of the Juniper Ridge Project. This PEA is currently scheduled for completion by Q1 2012.

Highlights from this most recent set of results include:

Drill Hole	From (feet)	To (feet)	Length (feet)	% eU3O8*
JR-11-048	170.0	175.5	5.5	0.187
JR-11-195	29.0	34.5	5.5	0.169
JR-11- 016	25.5	30.0	4.5	0.112
JR-11 -041	113.5	118.5	5.0	0.093
and	213.0	218.0	5.0	0.138
JR-11-023	42.5	56.5	14.0	0.052
and	74.0	77.5	3.5	0.062
JR-11-061	78.5	86.5	8.0	0.067
JR-11-063	38.0	50.0	12.0	0.069

“We congratulate our technical team for completing this program on time and within budget. The team worked closely with the US Bureau of Land Management and the Wyoming Department of Environmental Quality throughout this drilling program to minimize our environmental impact. We are pleased with this year’s results which substantiate the historical grades and thicknesses”, stated Stewart Wallis, President and CEO of Crosshair. “The drilling was executed with a minimum of land disturbance and our reclamation program is now more than 80% complete.”

As noted earlier, subsequent to publication of an NI 43-101 Resource Estimate, a Preliminary Economic Assessment (PEA) will be developed to assess the economic potential of the project. The PEA will generate a preliminary estimate of the overall capital investment required to produce commercial quantities of uranium oxide. As part of the PEA, metallurgical test work to confirm the historical uranium recoveries is underway. The exploration and mine development timeline developed by Crosshair for Juniper Ridge for 2012 calls for further exploration drilling, definition drilling, completion of technical and pre-feasibility studies and initiation of the permitting process.

AGIP Mining Company Inc. completed a historical geological resource estimate of 5.2 million tons, grading 0.067% U3O8 for a total 6.97 million pounds of uranium in 1986. This historical resource estimate was completed prior to the implementation of National Instrument 43-101 (“NI 43-101”) and is not compliant with currently accepted reserve and resource classifications as set forth by the Canadian Institute of Mining and Metallurgy. Given the quality of the historic work completed on the property, Crosshair believes the resource estimate to be both relevant and reliable. However, a qualified person has not completed sufficient work to classify the historic mineral resources as current mineral resources or mineral reserves as defined in NI 43-101, and Crosshair is not treating the historic resources as current. Therefore, the historical resource estimate should not be relied upon. In order to verify the historical mineral resource as a current mineral resource, a qualified person must complete an analysis of all of the results from the 2011 drill program.

* These grades are reported as equivalent uranium (eU3O8) as determined by downhole radiometric logging equipment. The logging was carried out by independent contractor, Century Wireline Services of Tulsa, Oklahoma. Equivalent U3O8 reported in this release has been determined using Century’s uranium spectrographic analysis tool (USAT); a more accurate tool for determining uranium content than conventional gross gamma tools in situations where uranium may be in disequilibrium. Gross gamma tools measure total gamma radiation originating from ancient radioactive elements produced by radioactive decay of uranium. USAT measures decay products of uranium generated within the last 30 days; thus it is more likely to represent true uranium grades in shallow deposits like Juniper Ridge. USAT greatly reduces the need for chemical assays to determine the equilibrium state of uranium in the deposit.

Complete geophysical probe highlights and a drill plan map can be found on the Crosshair website at: http://www.crosshairenergy.com/s/JuniperRidge.asp. Composite results are based on a minimum 0.02% eU3O8 and a grade x thickness (GT) of 0.1.

The Juniper Ridge drilling program was carried out under the direction of Tom Bell PhD CPG, a Qualified Person as defined by NI 43-101. Stewart Wallis, P.Geo., President and CEO of Crosshair and a Qualified Person as defined by NI 43-101, has reviewed and approved the technical information contained in this news release. Mr. Wallis has verified that the results disclosed in this news release have been accurately summarized from the original downhole radiometric logs provided to Crosshair.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium, vanadium and gold in the US and Canada.  Its flagship projects, Bootheel and Juniper Ridge, are both located in uranium mining friendly Wyoming.  Bootheel has the potential to be mined using in-situ recovery methods. The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources. The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at www.crosshairenergy.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
EXECUTIVE CHAIRMAN

Vancouver Office                                                                      Denver Office
T: 604-681-8030                                                                          T: 720-932-8300
F: 604-681-8039                                                                           F: 720-932-8100
E: info@crosshairenergy.com
www.crosshairenergy.com

For Investor Relations, please Call:
Bevo Beaven
720-932-8300

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things: the completion and expected timing of an updated resource estimate, completion of a preliminary economic assessment, the details of the drill program, the exploration potential of the Company’s properties and the production potential of Bootheel. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note Concerning Reserve and Resource Estimates

This press release uses the terms “reserves”, “resources”, “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Inferred Resources are in addition to Measured and Indicated Resources.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.  National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates referred to in this press release or released by the Company in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.